Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

March 29, 2017

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing in order to inform you that on the date hereof, Cdor. Luis O. Oddone, a Regular Director of the Company, tendered his resignation to be effective as of the day of the next shareholders´ meeting, to be held on April 25, 2017.

Mr. Oddone stated that his decision was based on strictly personal matters.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com